Kiewit Employees Diversified Investment Fund L.P.
                          c/o Peter Kiewit Sons', Inc.
                                  Kiewit Plaza
                                 Omaha, NE 68131

January 19, 2005

VIA EDGAR
---------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549-0405


Re:  Kiewit Employees Diversified Investment Fund L.P.
     Withdrawal of Registration Statement on Form N-14 (File No. 333-119396)
     -----------------------------------------------------------------------

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Kiewit Employees Diversified Investment Fund L.P. (the "Fund") hereby respectfully requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Fund's registration statement on Form N-14 (File No. 333-119396), as amended, and all exhibits thereto (collectively, the "Registration Statement").

The Registration Statement, which was originally filed with the Commission on September 30, 2004, relates to a proposed offer by Peter Kiewit Sons', Inc. ("Kiewit") to exchange up to a specified percentage of the shares of common stock of Kiewit held by each Kiewit Stockholder for units of limited partnership interest in the Fund and/or cash. The Boards of Directors of the Fund and Kiewit have determined that pursuing the exchange offer covered by the Registration Statement is no longer in the best interests of the Fund, Kiewit or Kiewit's stockholders and, consequently, determined not to proceed with the exchange offer. No securities have been issued or sold pursuant to the Registration Statement.

Accordingly, the Fund hereby requests that the Commission enter an order granting the withdrawal of the Registration Statement.

If you have any questions with respect to this matter, please contact Michael F. Norton of Kiewit at (402) 342-2052 or Kiewit's counsel, David K. Boston of Willkie Farr & Gallagher LLP, at (212) 728-8000.

                                        Sincerely,

                                        KIEWIT EMPLOYEES DIVERSIFIED
                                        INVESTMENT FUND L.P.

                                        By: /s/ Michael J. Piechoski
                                            ------------------------
                                            Name:  Michael J. Piechoski
                                            Title: Chief Financial Officer and
                                                   Principal Accounting Officer



cc:  Jim O'Connor
     Tobin A. Schropp
     Michael F. Norton
     David K. Boston
     Thomas A. DeCapo